Exhibit 99.165

CONSENT OF CHLUMSKY, ARMBRUST & MEYER LLC

The undersigned hereby consents to the reference of the undersigned’s name included or incorporated by reference in the Registration Statement on Form 40-F being filed by Energy Fuels Inc. (the “Company”) with the United States Securities and Exchange Commission, and any amendments thereto, in connection with (1) the technical report entitled “Gas Hills Uranium Project Freemont and Natrona Counties, Wyoming, USA” dated July 31, 2012 (the “Gas Hills 2012 Report”), (2) the technical report entitled “Technical Report Update of Gas Hills Uranium Project Freemont and Natrona Counties, Wyoming, USA” dated March 22, 2013 (the “Gas Hills 2013 Report”), and (3) the Management Information Circular of the Company dated July 15, 2013, and the documents incorporated by reference therein, which include reference to the undersigned’s name in connection with technical information relating to the Gas Hills 2012 Report and Gas Hills 2013 Report and the properties described therein.

CHLUMSKY, ARMBRUST & MEYER LLC

/s/ Michael J. Read
Name: Michael J. Read
Title: Principal

Date: November 15, 2013